

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 24, 2017

Thomas DiVittorio
Chief Financial Officer
Genesis Healthcare Inc.
101 East State Street
Kennett Square, Pennsylvania

      Re: Genesis Healthcare, Inc.
               Form 8-K Dated August 4, 2016
               File No. 1-33459

Dear Mr. DiVittorio:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ Carlos Pacho
                      Carlos Pacho
                      Senior Assistant Chief Accountant